

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 2, 2018

<u>Via E-mail</u>
Iehab J. Hawatmeh
Chief Executive Officer
CirTran Corporation
4125 South 6000 West
West Valley City, Utah 84128

      Re: CirTran Corporation
             Form 10-12G
             Filed May 11, 2018
             File No. 000-49654

Dear Mr. Hawatmeh:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Pamela Howell
                         for

                         John Reynolds
                         Assistant Director
                         Office of Beverages, Apparel and Mining

cc: James R. Kruse, Esq.
    Michael Best & Friedrich, LLP